SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 10 8
                                 (CUSIP Number)



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CUSIP No. 382410 10 8

1.   Name of Reporting Persons and IRS or SS Identification Number:
     (a)  Henry Goodrich
2.   Check the Appropriate Box if a Member of a Group:
     (a)  N/A
     (b)  N/A
3.   SEC Use Only
4.   Citizenship or Place of Organization:
     (a)  United States
     Number of Shares Beneficially Owned by Each Reporting Person with:
5.   Sole Voting Power
     6,173,487*
6.   Shared Voting Power
     0
7.   Sole Dispositive Power
     6,173,487*
8.   Shared Dispositive Power
     0
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     6,173,487*
10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares
     No
11.  Percent of Class Represented by Amount in Row 9
     14.38%
12.  Type of Reporting Person
     IN

* Includes 4,402,152 shares held by HGF Partnership, and includes 1,024,676 shares issuable to HGF Partnership II upon the conversion of 114,874 shares of Series B Preferred Stock. Both partnerships are Louisiana partnerships owned by Henry Goodrich and Walter G. Goodrich. Henry Goodrich is the managing general partner of HGF Partnership and HGF Partnership, II and Walter G. Goodrich holds an indirect general partnership interest in both partnerships. Henry Goodrich exercises sole voting and investment power with respect to the shares held by both partnerships. Also includes vested options to purchase 100,000 shares that are currently exercisable pursuant to the Company's 1995 Stock Option Plan. Henry Goodrich and Walter G. Goodrich beneficially own an aggregate of 11,011,874 shares or 25.1% of the outstanding shares of Common Stock deem to be outstanding.




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CUSIP No. 382410 10 8

1.  Name of Reporting Persons and IRS or SS Identification Number:
    (a) HGF Partnership
2.  Check the Appropriate Box if a Member of a Group:
    (a) N/A
    (b) N/A
3.  SEC Use Only
4.  Citizenship or Place of Organization:
    (a) United States, Louisiana
    Number of Shares Beneficially Owned by Each Reporting Person with:
5.  Sole Voting Power
    4,402,152
6.  Shared Voting Power
    0
7.  Sole Dispositive Power
    4,402,152
8.  Shared Dispositive Power
    0
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    4,402,152
10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares
    No
11. Percent of Class Represented by Amount in Row 9
    10.52%
12. Type of Reporting Person
    PM




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Item 1(a)  Name of Issuer:
           Goodrich Petroleum Corporation
Item 1(b)  Address of Issuer's principal executive offices:
           5847 San Felipe, Suite 700
           Houston, TX 77057
Item 2(a)  Name of person filing:
           1. Henry Goodrich
           2. HGF Partnership
Item 2(b)  Address of principal business office or, if none, residence:
           1. 333 Texas Street
              Suite 1350
              Shreveport, LA  71101
           2. Same
Item 2(c)  Citizenship:
           United States
           1. United States
           2. Organized in Louisiana
Item 2(d)  Title of class of securities:
           Common Stock, $.20 par value
Item 2(e)  CUSIP Number:  382410 10 8
Item 3     Not Applicable
Item 4     Ownership:
           (a) Amount beneficially owned:
               6,173,487*
           (b) Percent of class:
               14.38%
           (c) Number of shares as to which such person has:
               (i)   sole power to vote or to direct the vote -
                     6,173,487*
               (ii)  shared power to vote or to direct the vote -
                     0
               (iii) sole power to dispose or to direct the disposition of -
                     6,173,487*
               (iv)  shared power to dispose or to direct the disposition of -
                     0
Item 5-10  Not Applicable

* Includes 4,402,152 shares held by HGF Partnership, and includes 1,024,676 shares issuable to HGF Partnership II upon the conversion of 114,874 shares of Series B Preferred Stock. Both partnerships are Louisiana partnerships owned by Henry Goodrich and Walter G. Goodrich. Henry Goodrich is the managing general partner of HGF Partnership and HGF Partnership, II and Walter G. Goodrich holds an indirect general partnership interest in both partnerships. Henry Goodrich exercises sole voting and investment power with respect to the shares held by both partnerships. Also includes vested options to purchase 100,000 shares that are currently exercisable pursuant to the Company's 1995 Stock Option Plan. Henry Goodrich and Walter G. Goodrich beneficially own an aggregate of 11,011,874 shares or 25.1% of the outstanding shares of Common Stock deem to be outstanding.




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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            February 10, 1998




/s/  Henry Goodrich
-------------------
Henry Goodrich


HGF Partnership



By:  /s/  Henry Goodrich
------------------------
Name:    Henry Goodrich
Title:   Managing Partner


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